SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of October 2004

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated October 27, 2004

MARSULEX SET TO EXPAND MONTREAL FACILITY SERVING

PETRO-CANADA AND SHELL REFINERIES

* * * *

Existing Service Agreements To Be Extended to 2015

TORONTO, October 27, 2004 – Marsulex Inc. (TSX: MLX) today announced it is in the final stages of discussion with Petro-Canada and Shell Canada Products to expand the scope of services provided by Marsulex’s Montreal facility to the Petro-Canada and Shell refineries in Montreal. The refiners will be required to meet new on-road diesel sulphur regulations by 2006 and Marsulex has provided both Montreal refineries with sulphur recovery and site emission services for more than 45 years.

Under the proposed agreement, Marsulex will expand the capacity of its existing facility by over 50% and the amended service agreements will be extended from 2010 to 2015. Marsulex will fund the cost of the expansion from internally generated cash and, in return, Petro-Canada and Shell will pay Marsulex a combination of facility fees, pass-through costs and return of capital.

In order to facilitate project timing, Petro-Canada and Shell have entered into interim agreements with Marsulex and work on the project has commenced. BPR Bechtel has been selected to provide engineering, procurement and construction management services. Engineering and site preparation work has begun with project completion scheduled for early 2006. Marsulex anticipates execution of definitive agreements by the end of December 2004.

Marsulex President and Chief Executive Officer, David Gee, said, “The estimated capital cost of the expansion is $47 million and we expect to meet our return on capital targets.  Revenue is fee-based with no exposure to commodity price or volume, further improving the overall quality of our earnings.  The expanded relationship with Petro-Canada and Shell again underscores the value of our long-term customer relationships, the essential nature of our services and the quality of our underlying commercial agreements.”

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced air quality compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

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For further information:

David M. Gee or President & CEO (416) 496-4178	Edward R. (Ted) Irwin Chief Financial Officer Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

October 27, 2004

By:

_/s/ Lucio Milanovich

Lucio Milanovich

Director, Finance